E. James Cowen Partner {713} 226-6649 Phone {713} 226-6249 Fax jcowen@porterhedges.com	Porter & Hedges, L.L.P. RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com
July 21, 2009
Via EDGAR and Facsimile (703) 813-6982
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall Mr. Douglas Brown Mr. Mike Karney

Re:	PetroQuest Energy, Inc.
Registration Statement on Form S-3 filed on April 6, 2009
File No. 333-158446

Form 10-K for the year ended December 31, 2008 filed February 27, 2009
Response Letter dated May 20, 2009
File No. 001-32681
Dear Messrs. Schwall, Brown and Karney:
          In accordance with the request of the staff of the U.S. Securities and Exchange Commission relating to the above referenced Registration Statement on Form S-3 and Annual Report on Form 10-K, enclosed with this letter are (i) Exhibit 1 to our prior letter to you dated May 20, 2009, transmitting the responses of PetroQuest Energy, Inc. (the “Company”) to your letter dated April 29, 2009, and (ii) Exhibit 2 and Exhibit 3 to our prior letter to you dated June 12, 2009, transmitting the responses of the Company to your letter dated June 11, 2009.
          If you have any questions with respect to the foregoing, please give me a call.

Regards,
/s/ E. James Cowen
E. James Cowen

Enclosures

EXHIBIT 1
~~You should not place undue reliance on reserve information because reserve information represents estimates~~ Our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of proved reserves. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve report. These differences may be material.
     ~~This Form 10-K contains~~ The estimates of historical oil and natural gas reserves, and the historical estimated future net cash flows attributable to those reserves~~,~~ included in this report were prepared by Ryder Scott Company, L.P. and Netherland, Sewell and Associates, Inc., our independent petroleum and geological engineers. ~~Our estimate of proved reserves is based on the quantities of oil, gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are, however, numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of Ryder Scott and Netherland, Sewell and Associates, Inc.~~ Reserve engineering is a complex and subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. ~~The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of~~ Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:
•	historical production from the area compared with production from other similar producing wells;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future oil and gas prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and work-over and remedial costs.
     Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:
•	the ~~available data;~~ quantities of oil and gas that are ultimately recovered;

•	~~assumptions regarding future oil and natural gas prices;~~ the production and operating costs incurred;

•	~~estimated expenditures for~~ the amount and timing of future development ~~and exploitation activities~~ expenditures; and

•	~~engineering and geological interpretation and judgment.~~ future oil and gas sales prices.
     ~~Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and natural gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and the value of cash flows from those reserves may vary significantly from the assumptions and estimates in this document. In calculating reserves~~

~~on an Mcfe basis, oil and natural gas liquids were converted to natural gas equivalent at the ratio of six Mcf of natural gas to one Bbl of oil or natural gas liquid.~~
     Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material.
     Approximately 27% of our estimated proved reserves at December 31, 2008 are undeveloped and 12% are developed, non-producing. ~~Estimates of undeveloped and non-producing reserves, by their nature, are less certain.~~ Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop and produce our reserves. Although we have prepared estimates of our oil and natural gas reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated. In addition, the recovery of undeveloped reserves is generally subject to the approval of development plans and related activities by applicable state and/or federal agencies. Statutes and regulations may affect both the timing and quantity of recovery of estimated reserves. Such statutes and regulations, and their enforcement, have changed in the past and may change in the future, and may result in upward or downward revisions to current estimated proved reserves.
     You should not assume that the present value of future net revenues referred to in this document is the current market value of our estimated oil and natural gas reserves. In accordance with Commission requirements, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate. ~~Actual future~~, December 31, 2008. These prices and costs will change and may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by oil and natural gas purchasers or in governmental regulations or taxation may also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor. The effective interest rate at various times and the risks associated with our operations or the oil and natural gas industry in general will affect the accuracy of the 10% discount factor.

2

EXHIBIT 2
Our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of proved reserves. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve report. These differences may be material.
     ~~The~~ Although the estimates of ~~historical~~ our oil and natural gas reserves and ~~the historical estimated~~ future net cash flows attributable to those reserves included in this report were prepared by Ryder Scott Company, L.P. and Netherland, Sewell and Associates, Inc., our independent petroleum and geological engineers~~.~~, we are ultimately responsible for the disclosure of those estimates in this report. Reserve engineering is a complex and subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:
•	historical production from the area compared with production from other similar producing wells;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future oil and natural gas prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and work-over and remedial costs.
     Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:
•	the quantities of oil and natural gas that are ultimately recovered;

•	the production and operating costs incurred;

•	the amount and timing of future development expenditures; and

•	future oil and natural gas sales prices.
     Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material.
     Approximately 27% of our estimated proved reserves at December 31, 2008 are undeveloped and 12% are developed, non-producing. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop and produce our reserves. Although we have prepared estimates of our oil and natural gas reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated. In addition, the recovery of undeveloped reserves is generally subject to the approval of development plans and related activities by applicable state and/or federal agencies. Statutes and regulations may affect both the timing and quantity of recovery of estimated reserves. Such statutes and regulations, and their enforcement, have changed in the past and may change in the future, and may result in upward or downward revisions to current estimated proved reserves.
     You should not assume that the present value of future net revenues referred to in this document is the current market value of our estimated oil and natural gas reserves. In accordance with Commission requirements, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, December 31, 2008. These prices and costs will change and may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by oil and natural gas purchasers or in governmental regulations or taxation may also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor~~, which is required by the Commission to be used in~~ we use when calculating discounted future net cash flows for reporting ~~purposes,~~requirements in compliance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 69 is not necessarily the most appropriate discount factor. The effective interest rate at various times and the risks associated with our operations or the oil and natural gas industry in general will affect the accuracy of the 10% discount factor.

2

EXHIBIT 3
Item 2.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
     PetroQuest Energy, Inc. is an independent oil and gas company, which from the commencement of operations in 1985 through 2002, was focused exclusively in the Gulf Coast Basin with onshore properties principally in southern Louisiana and offshore properties in the shallow waters of the Gulf of Mexico shelf. During 2003, we began the implementation of our strategic goal of diversifying our reserves and production into longer life and lower risk onshore properties. As part of the strategic shift to diversify our asset portfolio and lower our geographic and geologic risk profile, we refocused our opportunity selection processes to reduce our average working interest in higher risk projects, shift capital to higher probability of success onshore wells and mitigate the risks associated with individual wells by expanding our drilling program across multiple basins.
     Utilizing the cash flow generated by our higher margin Gulf Coast Basin assets, we have accelerated our penetration into longer life basins in Oklahoma, Arkansas and Texas through significantly increased and successful drilling activity and selective acquisitions. Specific asset diversification activities include the 2003 acquisition of proved reserves and acreage in the Southeast Carthage Field in East Texas. In 2004, we entered the Arkoma Basin in Oklahoma by building an acreage position, drilling wells and acquiring proved reserves. During 2005 and 2006, we acquired additional acreage in Oklahoma and Texas, initiated an expanded drilling program in these areas, opened an exploration office in Tulsa, Oklahoma and divested several mature, high-cost Gulf of Mexico fields. During 2007, we acquired a leasehold position in Arkansas and continued to robustly drill in Oklahoma and Texas. During 2008, we significantly increased our acreage position in Oklahoma and increased the pace of drilling operations in our longer life basins as we invested $260.4 million in Oklahoma, Arkansas and Texas.
     In response to the impact that the decline in commodity prices has had on our cash flow, the deteriorated condition of the financial markets caused by the global financial crisis and our future expectations for commodity prices, production rates and capital costs, we have shifted our focus during 2009 from increasing production and reserves to building liquidity and strengthening our balance sheet. As a result, our expected 2009 drilling capital expenditures, which include capitalized interest and overhead, are expected to range between $60 million and $90 million, with only approximately $50 million of that amount fully committed to be spent. This budget is significantly reduced as compared to our actual 2008 drilling capital expenditures, including capitalized interest and overhead, of approximately $296 million.
     As discussed in more detail below, we expect that our production volumes for 2009 will generally approximate those achieved in 2008. While our first quarter 2009 production was a Company quarterly record, as a result of the reduction in capital spending we expect that production volumes for the remainder of 2009 will decline as compared to first quarter volumes. In addition, as a result of our significantly reduced 2009 capital expenditure budget, combined with the expected impact of lower commodity prices, we expect that our proved reserves at December 31, 2009 will decline as compared to our proved reserves at December 31, 2008. Our ability to grow both reserves and production in the future will be highly dependent upon commodity prices, which will also impact our capital expenditure budgets. If commodity prices do not improve, our proved reserves and production could continue to decline.
     We plan to fund our drilling capital expenditures with cash flow from operations. Because we operate the majority of our proved reserves, we expect to be able to control the timing of a substantial portion of our capital investments. As a result of this flexibility, we plan to actively manage our 2009 capital budget to stay under our projected cash flow from operations, with a goal of building liquidity and strengthening our balance sheet.